51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Kelso Technologies Inc. (the “Company”)
13966 18B Avenue
Surrey, B.C. V4A 8J1

Item 2 Date of Material Change

March 1, 2016

Item 3 News Release

A press release announcing the material change referred to in this report was disseminated on March 1, 2016 through Marketwired and filed on SEDAR and EDGAR.

Item 4 Summary of Material Change

The Company announced that it has made a change to Management Team.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change:

Kelso Technologies Inc. (“Kelso” or the “Company”) has made a scheduled change to its management team. Effective March 1, 2016 Mr. Anthony (Tony) J. Andrukaitis becomes the Chief Operating Officer (COO) for the Company and Neil Gambow will become the Managing Director of Corporate Development.

Mr. Andrukaitis is an accomplished business executive with over 25 years of senior management experience in the railroad sector. He is the past Chief Operations Officer of Trinity Rail and past President of Trinity Tank Car Inc. both subsidiaries of Trinity Industries of Dallas, Texas. He is also the past President and CEO of GATX Terminals Corporation of Chicago, IL. He is a CPA and holds a Bachelor of Science degree in accounting from the University of Illinois and an MBA from DePaul University. Tony joined the Board of Directors of Kelso as an independent director on August 24, 2011 and going forward will continue to serve Kelso as a non-independent director.

Mr. Gambow has been a key figure in the development of Kelso from its near bankruptcy in 2010 to one of the most respected corporate brands in the railway equipment supply industry. He will remain an active executive manager of the Company and be a key advisor to both the CEO and COO of the Company. He will continue to concentrate on design engineering, sales and lobbying for use of the best available equipment for a work safe environment; marketing of future and current products; and the challenges of regulatory and government matters that affect the future of the Company.

James R. Bond, CEO of the Company comments that: “We have made these scheduled changes to our executive management team to strengthen the effectiveness of our business practices, maintain our management expertise and spread increasing workloads more effectively. Kelso is growing its commercial product catalogue substantially to get ready for the next up-cycle in rail tank car production that is expected to commence later this year triggered by required compliance with new hazardous material regulations and laws. The railway industry has been bogged down with regulatory and economic challenges over the past year and despite the current severe slowdown in rail tank car production we have the necessary capital resources to survive throughout 2016. Management remains optimistic that our long-term strategic plans should lead to enhanced financial performance in the future.”

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

None

Item 8 Executive Officer

James R. Bond, CEO and President, 250-764-3618

Item 9 Date of Report

March 1, 2016